April 29, 2019

Nicholas Ting Lun Wong
Chief Marketing Officer
Fellazo Inc.
Jinshan Building East, Unit 1903
568 Jinshan West Road
Yong Kang City, Zhejiang Province, China 321300

       Re: Fellazo Inc.
           Draft Registration Statement on Form S-1
           Submitted April 2, 2019
           CIK No. 0001771928

Dear Mr. Wong:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS S-1 Filed April 2, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Cover Page

2. In your next amendment or public filing, please provide an agent for service on the front of your registration statement.
 Nicholas Ting Lun Wong
FirstName LastNameNicholas Ting Lun Wong
Fellazo Inc.
Comapany NameFellazo Inc.
April 29, 2019
April 2 2019 Page 2
Page 29,
FirstName LastName
3. Please revise to disclose on the cover page of the preliminary prospectus that your efforts in identifying a prospective target business will not be limited to a particular industry or geographic region.
Summary
Business Strategy, page 2

4. We note your disclosure in the section entitled "Proposed Business-Area of Focus" on page 77 regarding the market for healthcare foods and supplements. If you intend to focus your efforts on acquiring an operating company in the healthcare food industry specifically, as opposed to the health and wellness sector in general, please revise to clarify here and throughout your prospectus as necessary.
Initial Business Combination, page 4

5. Please revise the disclosure related to the additional funds your sponsor is required to deposit into the trust account in the event you extend the period of time to complete a business combination to state that such deposit(s) would be in the form of a loan. In this regard we note your disclosure on page 10 in the section entitled "Ability to extend time to complete business combination."
Proposed Business
Area of Focus, page 77

6. Please expand your disclosure here to describe the types of products and services that characterize the healthcare foods and supplements markets in which you plan to focus your acquisition efforts. In addition, please revise your disclosure on page 84 under the heading "Alternative structures to comply with regulation in certain Chinese industries" to specifically discuss the regulations that you may need to comply with if you conduct a business combination with a business in the healthcare foods and supplements sector.
Description of Securities
Redeemable Warrants--Public Warrants, page 120

7. Given that each warrant is exercisable for one ordinary share, please tell us why it is necessary to exchange an even number of warrants to ensure warrants are exercised for a whole number of shares.
Financial Statements, page F-3

8. We note your disclosure in Note 8 that in March 2019 you amended and restated your memorandum and articles of association to increase your authorized capital stock from
         50,000 ordinary shares with a par value of $1.00 per share to 100,000,000 ordinary shares with a par value of $0.0001 per share. It appears you have retrospectively presented your authorized shares for this action but have not retrospectively presented your shares issued
 Nicholas Ting Lun Wong
Fellazo Inc.
April 29, 2019
Page 3
      and outstanding. Please revise the presentation of your shares issued and outstanding at
      December 31, 2018 to reflect your amendments and revise the amounts prescribed to common stock and additional paid-in capital if appropriate.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameNicholas Ting Lun Wong
                                                           Division of
Corporation Finance
Comapany NameFellazo Inc.
                                                           Office of Financial
Services
April 29, 2019 Page 3
cc:       Jessica Yuan, Esq.
FirstName LastName